Exhibit 99.1

After More Than 60% Increase in Estimated Treasury Value Since July, Solmate (SLMT) Invites Investors to Live Panel at Solana Capital Forum Singapore

Management to discuss how public markets are reshaping capital formation across the Solana ecosystem

DUBAI, United Arab Emirates — Sep 21, 2026 — Solmate Infrastructure PLC (NASDAQ: SLMT) (“Solmate” or the “Company”) today announced that members of its management team will participate in a live panel at Solana Capital Forum Singapore on Oct 6, 2026, during TOKEN2049 week.

The panel will examine the growing role of public markets in financing companies across the Solana ecosystem and how listed companies can provide investors with transparent, institutionally accessible exposure to the network’s growth. Solmate management will discuss the evolution of public-market treasury strategies, institutional participation and long-term capital formation.

Solmate invites investors and other interested parties attending TOKEN2049 week to join the discussion in Singapore. Attendance is subject to the event organizer’s registration and approval process. Additional information will be available through the official Solana Capital Forum website.

The event follows a substantial increase in the estimated market value of Solmate’s treasury. Based on public data as of September 18th, as presented on the company’s dashboard, the Company’s treasury was estimated to be valued at approximately $141 million, compared with approximately $88 million in July 2026, an increase of more than 60%.

About Solmate Infrastructure PLC

Solmate Infrastructure PLC (NASDAQ: SLMT) is building next-generation digital infrastructure spanning blockchain and staking. The Company is focused on creating long-term shareholder value through the ownership, operation and optimization of mission-critical digital infrastructure assets. For more information, visit the Solmate website.

Forward-Looking Statements and Disclaimer

This press release contains forward-looking statements within the meaning of applicable U.S. securities laws, including statements regarding the Company’s participation in Solana Capital Forum Singapore, public-market capital formation, institutional adoption of blockchain technology and Solmate’s strategy, plans and expectations. In addition, treasury values are unaudited point-in-time estimates of the Company and may change materially with movements in digital-asset prices. They may differ from the carrying value reported in the Company’s financial statements prepared in accordance with IFRS. Forward-looking statements are based on current expectations, estimates and assumptions and involve known and unknown risks and uncertainties that may cause actual outcomes to differ materially. These risks include digital-asset price volatility, changes in laws and regulation, technology and cybersecurity risks, competition, network performance, market liquidity, institutional adoption and the other risks described in Solmate’s filings with the U.S. Securities and Exchange Commission.

Readers should not place undue reliance on forward-looking statements. Solmate undertakes no obligation to update these statements except as required by law.

Media Enquiries

Wachsman

solmate@wachsman.com